UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 15, 2020

The impact of COVID-19 May 15, 2020

1

(JPY bn) FY3/20 FY3/21 target Impact of COVID-19 As of Feb.20 Revised Impact of COVID-19 Notes P/L Consolidated Net Business Profit 1,085.0 (50) 1,140 970 (170) Lower profit in businesses including wealth management Credit Cost 170.6 +40 190 450 +260 Higher credit cost reflecting macro situation and provision for specific credit Gain(Loss) on Stocks 80.5 (23) - - - - Extraordinary gains (losses) 43.4 (40) - - - - Profit attributable to owners of parent 703.9 (110) 710 400 (310) Capital RWA (JPY tn) 86.4 +1 (0.1)% 87 92 cumulative +5 (0.5)% Increase of loan balance COVID-19 impact on earnings Lower net business profit and increase of credit cost. Loan increase affecting capital management. 2 Δ of CET1 ratio (%)

All SMBC branches are open and ATMs remain accessible in Japan Enhanced digital capability and servicing (online-banking transactions in April: +36% YoY) Supporting urgent financial needs Loan programs with special interest rates (SMBC, SMCC, SMBCCF) Extending credit using special funds-supplying operations by BOJ Loans with government covered programs Offering customer relief Waiving fees on business select loans Flexibility in credit process and relaxing conditions Established investment fund to support medical ventures Our response to COVID-19 We are committed to supporting our customers, employees, and communities to overcome COVID-19. No COVID-19 related layoffs Continue to pay even if working hours are reduced 70% of employees at headquarters working from home Additional special paid time-off Prevent infection within offices and branches Providing medical and mental healthcare support Employees JPY 1.5 bn donation to COVID-19 relief efforts including: Center for iPS Cell Research and Application (JPY 0.5bn) Japan Committee for UNICEF (JPY 0.1bn) Association of Japanese Symphony Orchestras (JPY 0.1 bn) SMBC at Home Donations through online-banking Communities Consumers 3 Customers Corporates